FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

 I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2008 & 2007

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2008 & 2007

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-10 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007

FS-11 CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION - BREAKDOWN OF MAIN CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2008 & 2007

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	187,125,347	100	172,826,287	100

s02	CURRENT ASSETS	52,179,311	28	31,012,292	18
s03	CASH AND SHORT-TERM INVESTMENTS	6,136,563	3	4,697,752	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	15,950,441	9	16,125,904	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,858,322	3	3,168,008	2
s06	INVENTORIES	1,914,306	1	2,191,110	1
s07	OTHER CURRENT ASSETS	23,319,679	12	4,829,518	3
s08	LONG - TERM	1,218,133	1	1,096,486	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,093,467	1	881,862	1
s11	OTHER INVESTMENTS	124,666	0	214,624	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	112,865,377	60	120,648,559	70
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	398,629,711	213	389,907,800	226
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	286,221,263	153	269,684,433	156
s17	CONSTRUCTIONS IN PROGRESS	456,929	0	425,192	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,708,714	1	2,700,201	2
s19	OTHER ASSETS	18,153,812	10	17,368,749	10

s20	TOTAL LIABILITIES	147,754,248	100	130,667,479	100

s21	CURRENT LIABILITIES	41,364,856	28	32,677,494	25
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	19,983,092	14	1,416,060	1
s24	STOCK MARKET LOANS	2,900,000	2	10,866,200	8
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	783,543	1	1,400,422	1
s26	OTHER CURRENT LIABILITIES	17,698,221	12	18,994,812	15
s27	LONG - TERM LIABILITIES	84,172,355	57	79,179,854	61
s28	BANK LOANS	44,101,991	30	44,964,004	34
s29	STOCK MARKET LOANS	40,070,364	27	34,215,850	26
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	411,106	0	284,683	0
s32	OTHER NON CURRENT LIABILITIES	21,805,931	15	18,525,448	14

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	39,371,099	100	42,158,808	100

s34	MINORITY INTEREST	41,186	0	39,034	0
s35	MAJORITY INTEREST	39,329,913	100	42,119,774	100
s36	CONTRIBUTED CAPITAL	9,138,632	23	9,402,561	22
s79	CAPITAL STOCK (NOMINAL)	9,138,632	23	9,402,561	22
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	30,191,281	77	32,717,213	78
s42	RETAINED EARNINGS AND CAPITAL RESERVE	27,374,656	70	111,540,064	265
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	2,816,625	7	(78,822,851)	(187)
s80	SHARES REPURCHASED	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	6,136,563	100	4,697,752	100
s46	CASH	1,001,967	16	1,072,121	23
s47	SHORT-TERM INVESTMENTS	5,134,596	84	3,625,631	77

s07	OTHER CURRENT ASSETS	23,319,679	100	4,829,518	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	20,418,889	88	1,313,955	27
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	2,900,790	12	3,515,563	73

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,708,714	100	2,700,201	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,407,687	52	1,277,088	47
s49	GOODWILL	276,000	10	431,652	16
s51	OTHERS	1,025,027	38	991,461	37

s19	OTHER ASSETS	18,153,812	100	17,368,749	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	15,485,402	85	15,621,167	90
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,668,410	15	1,747,582	10

s21	CURRENT LIABILITIES	41,364,856	100	32,677,494	100
s52	FOREIGN CURRENCY LIABILITIES	22,699,010	55	15,386,262	47
s53	MEXICAN PESOS LIABILITIES	18,665,846	45	17,291,232	53

s26	OTHER CURRENT LIABITIES	17,698,221	100	18,994,812	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	215,876	1
s89	INTEREST LIABILITIES	1,187,525	7	1,142,003	6
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	10,899,412	62	11,976,061	63
s105	BENEFITS FOR EMPLOYEES	5,611,284	32	5,660,872	30

s27	LONG-TERM LIABILITIES	84,172,355	100	79,179,854	100
s59	FOREIGN CURRENCY LIABILITIES	64,972,355	77	61,179,854	77
s60	MEXICAN PESOS LIABILITIES	19,200,000	23	18,000,000	23

s31	DEFERRED LIABILITIES	411,106	100	284,683	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	411,106	100	284,683	100

s32	OTHER NON CURRENT LIABILITIES	21,805,931	100	18,525,448	100
s66	DEFERRED TAXES	21,658,297	99	18,317,042	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	147,634	1	208,406	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,138,632	100	9,402,561	100
s37	CAPITAL STOCK (NOMINAL)	80,113	1	83,590	1
s38	RESTATEMENT OF CAPITAL STOCK	9,058,519	99	9,318,971	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	27,374,656	100	111,540,064	100
s93	LEGAL RESERVE	1,880,513	7	1,880,513	2
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	5,317,207	19	74,174,604	67
s45	NET INCOME FOR THE YEAR	20,176,936	74	35,484,947	32

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	2,816,625	100	(78,822,851)	100
s70	ACCUMULATED MONETARY RESULT	0	0	(13,924,729)	18
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	(65,294,956)	83
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	201,104	7	(637,979)	1
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	4,036,298	143	751,242	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(1,420,777)	(50)	283,571	0
s100	OTHERS	0	0	0	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
s72	WORKING CAPITAL	10,814,455	(1,665,202)
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	98	116
s75	EMPLOYEES (*)	9,523	10,986
s76	WORKERS (*)	44,696	45,694
s77	OUTSTANDING SHARES (*)	18,555,053,360	19,360,397,470
s78	REPURCHASE OF OWN SHARER(*)	805,344,110	842,720,700
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	124,105,235	100	130,767,671	100
r02	COST OF SALES AND SERVICES	64,531,122	52	67,330,956	51
r03	GROSS INCOME	59,574,113	48	63,436,715	49
r04	OPERATING EXPENSES	19,831,144	16	19,552,442	15
r05	OPERATING INCOME	39,742,969	32	43,884,273	34
r08	OTHER EXPENSES AND INCOMES (NET)	(679,592)	0	(44,361)	0
r06	COMPREHENSIVE FINANCING COST	(9,232,694)	(7)	(3,349,364)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(62,113)	0	17,245	0
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	29,768,570	24	40,507,793	31
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	9,591,659	8	11,618,710	9
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	20,176,911	16	28,889,083	22
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	7,166,312	5
r18	NET INCOME	20,176,911	16	36,055,395	28
r19	NET INCOME OF MINORITY INTEREST	(25)	0	570,448	0
r20	NET INCOME OF MAYORITY INTEREST	20,176,936	16	35,484,947	27

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	124,105,235	100	130,767,671	100
r21	DOMESTIC	120,090,214	97	126,643,263	97
r22	FOREIGN	4,015,021	3	4,124,408	3
r23	TRANSLATION INTO DOLLARS (***)	357,276	0	379,563	0

r08	OTHER EXPENSES AND INCOMES (NET)	(679,592)	100	(44,361)	100
r49	OTHER EXPENSES AND INCOMES (NET)	468,999	(69)	2,822,658	(6,363)
r34	EMPLOYEE PROFIT SHARING	2,548,762	(375)	2,867,019	(6,463)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(1,400,171)	206	0	0

r06	COMPREHENSIVE FINANCING COST	(9,232,694)	100	(3,349,364)	100
r24	INTEREST EXPENSE	7,652,427	(83)	6,615,400	(198)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	913,462	(10)	1,396,088	(42)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(2,493,729)	27	(643,137)	19
r28	RESULT FROM MONETARY POSITION	0	0	2,513,085	(75)

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	9,591,659	100	11,618,710	100
r32	INCOME TAX	10,606,003	111	10,411,963	90
r33	DEFERRED INCOME TAX	(1,014,344)	(11)	1,206,747	10

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	124,105,235	130,767,671
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	124,105,235	130,767,671
r39	OPERATING INCOME (**)	39,742,969	43,884,273
r40	NET INCOME OF MAJORITY INTEREST (**)	20,176,936	35,484,947
r41	NET INCOME (**)	20,176,911	36,055,395
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	16,993,459	17,434,266

(**)	INFORMATION OF THE PAST TWELVE MONTHS

---

   MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,967,321	100	31,833,046	100
rt02	COST OF SALES AND SERVICES	16,526,088	53	17,092,292	54
rt03	GROSS INCOME	14,441,233	47	14,740,754	46
rt04	OPERATING EXPENSES	5,189,304	17	5,303,798	17
rt05	OPERATING INCOME	9,251,929	30	9,436,956	30
rt08	OTHER EXPENSES AND INCOMES (NET)	212,173	1	(308,654)	0
rt06	COMPREHENSIVE FINANCING COST	(3,808,395)	(12)	(245,210)	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(131,619)	(0)	31,078	(0)
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	5,524,088	18	8,914,170	28
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,544,416	8	2,294,572	7
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	2,979,672	10	6,619,598	21
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	2,025,754	6
rt18	NET INCOME	2,979,672	10	8,645,352	27
rt19	NET INCOME OF MINORITY INTEREST	1,811	0	272,191	1
rt20	NET INCOME OF MAYORITY INTEREST	2,977,861	10	8,373,161	26

---

    MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	30,967,321	100	31,833,046	100
rt21	DOMESTIC	29,614,317	96	30,862,535	97
rt22	FOREIGN	1,353,004	4	970,511	3
rt23	TRANSLATION INTO DOLLARS (***)	103,081	0	94,937	0

rt08	OTHER REVENUES AND (EXPENSES), NET	212,173	100	(308,654)	100
rt49	OTHER REVENUES AND (EXPENSES), NET	35,286	17	229,570	(74)
rt34	EMPLOYEE PROFIT SHARING	489,959	231	538,224	(174)
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(666,846)	(314)	0	0

rt06	COMPREHENSIVE FINANCING COST	(3,808,395)	100	(245,210)	100
rt24	INTEREST EXPENSE	2,481,015	(65)	1,525,216	(622)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	310,102	(8)	347,158	(142)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,637,482)	43	(104,158)	42
rt28	RESULT FROM MONETARY POSITION	0	0	1,037,006	(423)

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	2,544,416	100	2,294,572	100
rt32	INCOME TAX	2,751,071	108	1,917,125	84
rt33	DEFERRED INCOME TAX	(206,655)	(8)	377,447	16

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,282,496	4,489,789

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- FROM JANUARY 01 TO DECEMBER 31, 2008 & 2007 -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
c01	NET INCOME	0	36,055,395
c02	(+)(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	17,885,417
c03	CASH FLOW FROM NET INCOME FOR THE YEAR	0	53,940,812
c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,702,223)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	0	51,238,589
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	1,045,065
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(24,602,913)
c08	RESOURCES PROVIEDED BY (USED FOR) FINANCING ACTIVITIES	0	(23,557,848)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	0	(33,748,741)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	(6,068,000)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNIG OF PERIOD	0	10,765,752
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	0	4,697,752

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
c02	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	17,885,417
c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	18,425,285
c41	+(-) OTHER ITEMS	0	(539,868)

c04	CASH FLOW FROM CHANGES IN WORKING CAPITAL	0	(2,702,223)
c18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	0	1,459,606
c19	+(-) DECREASE (INCREASE) IN INVENTORIES	0	(2,583,474)
c20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE AND OTHER ASSETS	0	2,049,007
c21	+(-) INCREASE (DECREASE) IN SUPPLIERS ACCOUNT	0	0
c22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	(3,627,362)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	1,045,065
c23	+ BANK FNANCING	0	14,930,842
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	(10,742,539)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	(8,305)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	(3,134,933)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(24,602,913)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(780,210)
c31	(-) DIVIDENDS PAID	0	(8,820,074)
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	(15,002,629)
c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR ) INVESTMENT ACTIVITIES	0	(33,748,741)
c34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	(181,845)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	(13,846,483)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENT	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	(19,720,413)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.09		$1.83
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.09		$1.49
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.34
d08	CARRYING VALUE PER SHARE	$2.12		$2.18
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.41		$0.45
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	6.77	times	9.26	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	13.17	times	11.03	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	16.26%		27.57%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	51.25%		85.52%
p03	NET INCOME TO TOTAL ASSETS ( **)	10.78%		20.86%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.44%		29.76%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		6.97%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.66	times	0.76	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.10	times	1.08	times
p08	INVENTORIES ROTATION (**)	33.71	times	30.73	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	40	days	39	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	7.15%		7.23%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	78.96%		75.61%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.75	times	3.10	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.34%		58.60%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	74.58%		65.63%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	5.19	times	6.63	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.84	times	1.00	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.26	times	0.95	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.22	times	0.88	Times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.35	times	0.24	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	14.84%		14.38%
(**) INFORMATION OF THE PAST TWELVE MONTHS

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	29,768,570	0
e02	+(-) ITEMS NOT REQUIRING CASH	7,227,718	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	18,027,182	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	9,042,199	0
e05	CASH FLOWS BEFORE INCOME TAX	64,065,669	0
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,505,823)	0
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	45,559,846	0
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(10,986,749)	0
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	34,573,097	0

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(33,168,712)	0
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	1,404,385	0
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	34,426	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	4,697,752	0
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6,136,563	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

---

REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
e02	+(-) ITEMS NOT REQUIRING CASH	7,227,718	0
e15	+ESTIMATES FOR THE PERIOD	1,593,679	0
e16	+PROVISIONS FOR THE PERIOD	4,594,212	0
e17	+(-) OTHER UNREALIZED ITEMS	1,039,827	0

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	18,027,182	0
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	17,965,069	0
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	62,113	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	9,042,199	0
e25	+ACCRUED INTERESTS	7,318,854	0
e26	+(-) OTHER ITEMS	1,723,345	0

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,505,823)	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,376,525)	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	(2,896,235)	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(1,641,298)	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(2,094,736)	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	197,825	0
e32	+(-) INCOME TAXES PAID OR RETURNED	(10,694,854)	0

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(10,986,749)	0
e33	- PERMANENT INVESTMENT IN SHARES	(22,050)	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	95,376	0
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(10,080,986)	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(90,854)	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	(888,235)	0

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(33,168,712)	0
e45	+ BANK FINANCING	11,862,831	0
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(15,781,356)	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(7,609,477)	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(4,872,748)	0
e56	(-) REPURCHASE OF SHARES	(12,871,843)	0
e57	+(-) OTHER ITEMS	(3,896,119)	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---

Highlights

Fourth Quarter 2008

  At TELMEX, we have the commitment of increasing broadband penetration to reduce the digital divide in the country. Between 2007 and 2008, the number of broadband Infinitum customers increased close to 175%, reaching 5.0 million broadband services, which has made Mexico one of the countries among the members of the OECD with the highest growth rates in this type of service (OECD-Broadband portal).

  This growth has been mainly driven by the sale of more than 1.8 million computers since 1999 in instalments of up to 48 months. The main limitation for broadband growth is the lack of computers in Mexican homes since only 25.7% of them have a computer, significantly below the average of close to 66.3% of the countries that are members of the OECD. In 2009, TELMEX will continue with these initiatives.

  TELMEX has driven penetration of multi-services packages in order to support the family economy for the different consumption profiles of our customers. These packages offer access to broadband and different voice services with discounts of up to 42%. One example is the "Paquete Conectes" that for 389 pesos per month, VAT included ($338.3 pesos per month plus 15% VAT, equivalent to 24.2 dollars).

  2009 is the ninth consecutive year that TELMEX will continue reducing the prices of its services that were already very competitive when compared with other member countries of the OECD, notwithstanding the prevailing conditions in the domestic and world financial markets and the devaluation of the peso. This initiative supports the economy of Mexican families, companies and in particular small and medium-sized businesses.

  Among other complementary services that TELMEX offers are billing and collection services through the telephone bill. To date, we have more than 980 contracts with companies such as Medicalhome, Socio Águila, Teletón, Telecomunicaciones de México (Telecomm Telégrafos, a decentralized entity of the SCT). Recently, satellite TV services provided by Dish México were incorporated in this service. According to Dish México, close to 55% of its new customers did not have pay TV services and 51% of customers have decided to make their payments through their telephone bill. It is important to highlight that the billing and collection service is available as well to other Pay TV operators if they request it.

  The October 3, 2006, "Acuerdo de Convergencia" (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of networks more than 28 months ago. TELMEX has met the requirements and, to date there has not been a favorable resolution form the authority to offer Pay TV services. This situation is delaying the technological development of the country and is avoiding consumers to enjoy the benefits of convergence and access to a better offering and more competitive prices of telecommunications services.

  Due to the legal uncertainty, the strong investments that were programmed for 2009 for approximately 12 billion pesos will be substantially reduced. It is important to highlight that in spite of this; we will maintain state-of-the-art technology to offer better products and services and will continue to drive broadband penetration to promote digital culture and the technological development of the country.

  TELMEX's market share in fixed lines is similar to those of incumbent operators in other countries, such as the US with 89.8%, Spain 87.8%, Brazil 87.5%, Italy 93.6% and Germany with 98.0% (Global wireline matrix, Merrill Lynch 2008). If cellular and pay TV users are included in the calculation, TELMEX's market share would be approximately 16.7%.

  TELMEX's total debt at December 31, 2008, was the equivalent of 7.908 billion dollars. Only 10.4% of that amount is exposed to exchange rate fluctuations because we have hedged 5.451 billion dollars. Total net debt (3) was equivalent to 7.455 billion dollars, 464 million dollars lower than in 2007.

  In the fourth quarter, total revenues were 31 billion pesos, 2.7% lower than the same period of the previous year. These results reflected decreases of 9.0% and 6.7% in local and long distance revenues, respectively, as well as increases of 27.8% in Internet access revenues and 7.9% in corporate networks revenues.

  From October to December, EBITDA (1) totaled 13.8 billion pesos, 2.7% lower than the fourth quarter of the previous year. Operating income totaled 9.3 billion pesos, 2.0% lower than last year's fourth quarter.

  Majority income from continuing operations in the quarter totaled 2.978 billion pesos, 55.0% lower than the same period of last year. In the fourth quarter, earnings per share were 16 Mexican cents, a decrease of 52.9%, and earnings per ADR (2) were 26 US cents, a decrease of 58.7% compared with the fourth quarter of 2007.

  Capital expenditures (capex) were equivalent to 879 million dollars for the twelve months. In the quarter, the company used 1.791 billion pesos to repurchase 146 million 860 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Operating Results

Lines in service and local traffic

At the end of the fourth quarter, including the effect of number portability that began in July 2008, the number of lines in service was 17.589 million, 83 thousand lower than third quarter 2008. The number of disconnections is occurring mainly as a result of the competition from fixed, mobile and Pay TV companies.

Of our lines in service, approximately 56.6% or 10.0 million are in areas that interest competitors and where they also have presence. However, 7.6 million lines are in areas that hold no interest to competitors. For the twelve months these lines generated revenues of approximately 19.823 billion pesos and an operating loss of 2.761 billion pesos.

Local traffic volume continues to be affected mainly by competition from local and cellular telephony and by managed networks, a trend that strengthens the data business although it adversely affects local traffic. During the fourth quarter, local traffic decreased 9.6% compared with the same period of 2007, with a total of 5.419 billion local calls.

Long distance

Form October to December, domestic long distance (DLD) traffic increased 7.6% compared with last year's fourth quarter, totaling 4.920 billion minutes, due to more package offerings that include DLD minutes and higher traffic from long distance operators, offset by the decrease in termination traffic with cellular operators.

In the fourth quarter, outgoing international long distance (ILD) traffic decreased 14.3% compared with last year's fourth quarter, totaling 420 million minutes. Incoming international long distance traffic increased 2.0% compared with the same period of the previous year, totaling 1.772 billion minutes. The incoming-outgoing ratio was 4.2x.

Interconnection

In the fourth quarter, interconnection traffic totaled 11.453 billion minutes, 0.2% lower than fourth quarter of 2007. Calling party pays traffic decreased 5.3% because of the increase of cellular services. Interconnection traffic with local, long distance and cellular telephony operators increased 1.4%.

Internet access

At TELMEX, we have the commitment of increasing broadband penetration to reduce the digital divide in the country. Between 2007 and 2008, the number of broadband Infinitum customers increased close to 175%, reaching 5.0 million broadband services, which has made Mexico one of the countries among the members of the OECD with the highest growth rates in this type of service (OECD-Broadband portal).

This growth has been mainly driven by the sale of more than 1.8 million computers since 1999 in instalments of up to 48 months. The main limitation for broadband growth is the lack of computers in Mexican homes since only 25.7% of them have a computer, significantly below the average of close to 66.3% of the countries that are members of the OECD. In 2009, TELMEX will continue with these initiatives.

TELMEX has driven penetration of multi-services packages in order to support the family economy for the different consumption profiles of our customers. At year-end 2008, there were 4.3 million packages. These packages offer access to broadband and different voice services with discounts of up to 42%. One example is the "Paquete Conectes" that for 389 pesos per month, VAT included ($338.3 pesos per month plus 15% VAT, equivalent to 24.2 dollars).

.

Financial Results

The following financial information for 2008 is presented in nominal pesos and the financial information for 2007 is expressed in constant pesos as of December 2007, according to Mexican Financial Reporting Standards.

Revenues: In the fourth quarter, revenues totaled 31 billion pesos, a decrease of 2.7% compared with the same period of the previous year. These results include decreases of 9.0% and 6.7% in local and long distance services, respectively, and 11.6% in interconnection revenues. The decrease in interconnection revenues reflected declines of 5.3% in traffic volume and 8.5% in the calling party pays rate. On the other hand, Internet access revenues were up 27.8%, corporate networks revenues increased 7.9%, and other revenues, which includes Tiendas TELMEX (TELMEX stores), were up 25.9%.

  Local: Local revenues totaled 11.804 billion pesos in the fourth quarter; a decrease of 9.0% compared with the same quarter of 2007, due to the 7.6% reduction of revenue per local billed call and to the decrease in local traffic.

  DLD: In the quarter, DLD revenues totaled 3.570 billion pesos, 14.1% lower than the fourth quarter of 2007. The 7.6% increase in traffic was not enough to offset the 21.9% decrease in the average revenue per minute. The introduction of packages increases the use of long distance services but reduces average revenue per minute.

  ILD: From October to December of 2008, ILD revenues totaled 2.407 billion pesos, an increase of 7.1% compared with the fourth quarter of the previous year. Outgoing revenues declined 12.6% to 1.266 billion pesos compared with the fourth quarter of 2007 due to a mix of factors, including a decrease in outgoing traffic of 14.3% and a 2.1% increase in the average revenue per minute. Incoming international long distance revenues totaled 1.141 billion pesos, an increase of 42.7% compared with the fourth quarter of 2007, mainly because of a higher peso-dollar exchange rate in the fourth quarter of 2008.

  Interconnection: In the fourth quarter, interconnection revenues decreased 11.6% to 4.756 billion pesos compared with the same period of 2007, mainly due to the 5.3% decline in calling party pays traffic and the decrease of 8.5% in the calling party pays rate.

  Corporate networks: In the fourth quarter, revenues from services related to data transmission through private and managed networks totaled 3.249 billion pesos, 7.9% higher than the same period of the previous year. The increase was due to the higher number of services and the sale of value-added services which offset the reduction in unit prices of these services.

  Internet: Revenues from Internet access in the fourth quarter totaled 3.670 billion pesos, 27.8% higher than last year's fourth quarter due to the increase of 57.1% in Internet services, partially offset by lower average unit revenue for broadband Infinitum services.

Costs and expenses: In the quarter, total costs and expenses were 21.715 billion pesos, a decrease of 3.0% compared with the fourth quarter of 2007. This decrease was mainly due to initiatives carried out to optimize resource use and the 9.7% decrease in the amount paid to cellular operators for calling party pays services, offset by higher charges related to the sale of computers and equipment for customers and cost increases for goods and services.

  Cost of sales and services: In the fourth quarter, cost of sales and services increased 1.9% compared with the same period of 2007, totaling 8.742 billion pesos, due to higher computer and telecommunications equipment costs and to the increase in the prices of our goods and services.

  Commercial, administrative and general: In the fourth quarter, commercial, administrative and general expenses totaled 5.188 billion pesos, 2.2% lower than last year's fourth quarter due to initiatives carried out to optimize resources, which were offset by higher commissions associated with the increase in broadband services.

  Interconnection: Interconnection costs totaled 3.261 billion pesos, a decrease of 13.8% compared with the fourth quarter of 2007 as a result of the 9.7% decrease in the amount paid to cellular telephony operators for calling party pays service and the decrease of 5.3% in calling party pays traffic.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 4.3% to 4.524 billion pesos due to a lower level of investment in recent years.

EBITDA (1) and operating income: EBITDA (1) totaled 13.776 billion pesos in the fourth quarter, a decrease of 2.7% compared with the same period of last year. The EBITDA margin was 44.5%. Operating income totaled 9.252 billion pesos in the fourth quarter and the operating margin was 29.9%.

Comprehensive financing cost: In the fourth quarter, comprehensive financing cost produced a charge of 3.808 billion pesos. This resulted from: i) a net interest charge of 2.171 billion pesos, 993 million pesos more than the charge registered in the same period of 2007, due to recognition of the market value of interest rate swaps; ii) a net exchange loss of 1.637 billion pesos from the fourth-quarter exchange rate depreciation of 2.7464 pesos per dollar, offset by 5.451 billion dollars in dollar-peso hedges, and iii) recognition of a decline in the monetary position of 1.037 billion pesos in 2007, an effect that is absent in 2008 under current accounting rules.

Majority income from continuing operations: In the fourth quarter, majority income from continuing operations totaled 2.978 billion pesos, 55.0% lower than the same period of the previous year. Earnings per share were 16 Mexican cents, a year-over-year decrease of 52.9%, and earnings per ADR (2) were 26 US cents, a decrease of 58.7% compared with the same period of 2007.

Investments: For 2008, capital expenditures (capex) were the equivalent of 879 million dollars, of which 76.1% was used for growth projects in the voice, data and transport infrastructure and 23.6% for operational support projects and operating needs.

Debt: Total debt at December 31 was the equivalent of 7.908 billion dollars, of which 78.6% is long-term. Of the total debt, 79.4% is in foreign currency, equal to 6.275 billion dollars. To minimize risks from variations in the exchange rate, we have dollar-peso hedges for 5.451 billion dollars with a weighted average exchange rate of approximately 11.0634 pesos per dollar. Of total debt, 36.5% has fixed rates. If 23.752 billion pesos and 100 million dollars of interest rate swaps at average interest rates of 8.19% and 4.47%, respectively, are included, the proportion of debt with fixed rates is 60.0%.

Total net debt (3) decreased during the last twelve months the equivalent of 464 million dollars, raising the total to 7.455 billion dollars. TELMEX has a solid and healthy financial structure that allows us to maintain state-of-the-art-technology and support the development of telecommunications in the country.

Repurchase of shares: During the fourth quarter, the company used 1.791 billion pesos to repurchase 146 million 860 thousand of its own shares.
Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting of the local and long distance services is presented below for the fourth quarter of 2008 and 2007.

Mexico Local Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Access, rent and measured service	Ps.	11.693	Ps.	12.704	(8,0)	Ps.	48.363		53.314	(9,3)
LADA interconnection		1.250		972	28,6		4.145		3.964	4,6
Interconnection with operators		437		426	2,6		1.560		1.636	(4,6)
Interconnection with cellular operators		3.022		3.493	(13,5)		12.397		14.560	(14,9)
Other		3.811		3.310	15,1		14.936		13.115	13,9
Total		20.213		20.905	(3,3)		81.401		86.589	(6,0)

Costs and expenses
Cost of sales and services		6.191		6.160	0,5		23.444		23.053	1,7
Commercial, administrative and general		4.940		4.792	3,1		18.605		18.059	3,0
Interconnection		1.979		2.431	(18,6)		8.540		10.343	(17,4)
Depreciation and amortization		2.740		2.939	(6,8)		11.260		11.901	(5,4)
Total		15.850		16.322	(2,9)		61.849		63.356	(2,4)

Operating income	Ps.	4.363	Ps.	4.583	(4,8)	Ps.	19.552		23.233	(15,8)

EBITDA (1)	Ps.	7.103	Ps.	7.522	(5,6)	Ps.	30.812		35.134	(12,3)

EBITDA margin (%)		35,1		36,0	(0,9)		37,9		40,6	(2,7)
Operating margin (%)		21,6		21,9	(0,3)		24,0		26,8	(2,8)

Mexico Long Distance Service Business
Income Statements
[ 2008 in million of nominal pesos, 2007 in millions of Mexican pesos with purchasing power at December 31, 2007 ]
					%					%
		4Q2008		4Q2007	Inc.		12 months 08		12 months 07	Inc.
Revenues
Domestic long distance	Ps.	4.161	Ps.	4.914	(15,3)	Ps.	18.316	Ps.	20.461	(10,5)
International long distance		2.539	Ps.	2.384	6,5		9.138		10.571	(13,6)
Total		6.700	Ps.	7.298	(8,2)		27.454		31.032	(11,5)

Costs and expenses
Cost of sales and services		1.465		1.381	6,1		5.391		5.353	0,7
Commercial, administrative and general		1.420		1.501	(5,4)		5.783		5.984	(3,4)
Interconnection to the local network		2.101		1.985	5,8		7.900		8.669	(8,9)
Depreciation and amortization		553		601	(8,0)		2.211		2.331	(5,1)
Total		5.539		5.468	1,3		21.285		22.337	(4,7)

Operating income	Ps.	1.161	Ps.	1.830	(36,6)	Ps.	6.169	Ps.	8.695	(29,1)

EBITDA (1)	Ps.	1.714	Ps.	2.431	(29,5)	Ps.	8.380	Ps.	11.026	(24,0)

EBITDA margin (%)		25,6		33,3	(7,7)		30,5		35,5	(5,0)
Operating margin (%)		17,3		25,1	(7,8)		22,5		28,0	(5,5)

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

(2008 in millions of nominal Mexican pesos and 2007 in millions of Mexican pesos with purchasing power at December 31,2007)

Spin-Off ("Escisión")

DISCONTINUED OPERATIONS

On December 21, 2007, the stockholders of TELMEX approved the split-up of the Company''''s Latin American subsidiaries, as well as of its yellow pages business. As a result of the split-up, Telmex Internacional, S.A.B. de C.V. was incorporated on December 26, 2007 and was transferred the assets, liabilities and stockholders'''' equity of the majority of the foreign subsidiaries and of the yellow pages business. The split-up date for legal, book and tax purposes is December 26, 2007, on which date Telmex Internacional was legally incorporated as a separate Mexican company and from which time, the Company ceased to have control over the subsidiaries mentioned above.

The terms of the split-up establish that neither TELMEX nor Telmex Internacional are to hold shares of the other. At the time of the split-up, all TELMEX stockholders became Telmex Internacional stockholders and consequently, both companies are currently controlled by the same group of stockholders. The relationship between TELMEX and Telmex Internacional will be limited to: i) ordinary commercial relationships, such as those related to international traffic termination services and the preparation and distribution of telephone directories; ii) agreements relating to the implementation of the split-up; and iii) certain temporary agreements that will remain in force until Telmex Internacional has its own administrative capabilities.

In the 2007 financial statements, all assets and liabilities of the split-up entity have been included in the current and non-current long-term assets and liabilities of discontinued operations captions. All income and expenses of the new entities are presented in the statements of income under the caption "Income from discontinued operations, net of income tax". The figures of the 2007 financial statements corresponding to periods prior to the split-up, and their corresponding notes were restructured to present only the assets and liabilities and revenues, costs and expenses of continued operations, without including discontinued operations.

All the assets and liabilities of the split-up operations were transferred to Telmex Internacional at book value. The amount of stockholders'''' equity transferred to Telmex Internacional in the split-up represents the difference between the assets and liabilities that were transferred. Such amount was recognized as a reduction to stockholders'''' equity at the time of the split-up.

RECOGNITION OF THE EFFECTS OF INFLATION

From January 1, 2008, Mexican FRS B-10 "Effects of Inflation", replaced Mexican accounting Bulletin B-10 "Accounting Recognition of the Effects of Inflation on Financial Information". Based on Mexican FRS B-10, the economic environment in Mexico in 2008 has been qualified as non-inflationary, due to inflation in the preceding three fiscal years was less than 12%. Therefore, during 2008 the effects of inflation on financial information of this period were not recognized, keeping the effects of inflation recognized up to December 31, 2007.

Also based on Mexican FRS B-10, in 2008 the total result from holding non-monetary assets, net from deferred taxes, and the accumulated deficit from monetary position, were reclassified to retained earnings.

The financial statements as of December 31, 2007, are presented in monetary units with purchasing power as of December 31, 2007.

BALANCE SHEET

S 23 AND S 28 BANK LOANS

In this item are included the bank credits related to purchase programs to suppliers that have been traditionally reported in the suppliers'''' credits item of the Balance Sheet because long-term caption to suppliers does not exist in EMISNET.

TELMEX entered into a syndicated loan agreement in 2004, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to 3 billion dollars divided in three tranches, the first one for 1.3 billion dollars with a three-year maturity, the second one for 1 billion dollars with a five-year maturity years and the third one for 700 million dollars with a seven- year maturity.

On June 30, 2006 Telmex entered into a syndicated loan agreement in the amount for 500 million dollars divided into two tranches of 250 million dollars each, with a four-year and six-year maturity, respectively.

S 24 AND S 29 SENIOR NOTES

On November 19, 2003, TELMEX issued a bond for U.S.$ 1.0 billion due November 2008, with an annual interest of 4.5%. Interests are payable semiannually. In November 2008, the Company repaid the outstanding balance of this bond.

On January 27, 2005, TELMEX placed senior notes in an aggregate principal amount of U.S.$1.3 billion in two issuances of U.S.$650 million each. The first one maturing in 2010 and bearing interest at 4.75% annual and the second one maturing in 2015 and bearing interest at 5.50% annual. Interests are payable semiannually. On February 22, 2005, there was a reopening of this transaction and the amounts of such issuances increased to U.S. $950 million and U.S. $800 million, respectively.

On January 26, 2006, TELMEX placed abroad a senior note in the amount of Ps. 4.5 billion (nominal value), maturing in 2016 and bearing interest at 8.75% annual. Interests are payable semiannually.

On April 23, 2007, Telmex placed domestic senior notes "Certificados Bursátiles" for Ps. 9.5 billion in two tranches, the first one for Ps. 5.0 billion with a term of 30 years at a fixed interest rate of 8.36% annual and the second one for Ps. 4.5 billion with a term of 5 years at a rate of the Mexican interbank equilibrium interest rate (tasa de interés interbancaria de equilibrio or TIIE) less 10 basis points.

On April 21, 2008, TELMEX placed domestic senior notes "Certificados Bursátiles" for Ps. 1.6 billion with a term of 10 years at an annual fixed rate of 8.27%.

S 29 SENIOR NOTES (LONG-TERM)

As of December 31, 2008 and 2007, this item rose to $ 40,070,364 and $ 34,215,850, respectively, and is comprised as follows:
	2008	2007
Domestic Senior Notes	Ps 11,900,000	Ps. 10,700,000
Bonds	23,670,364	19,015,850
Global peso Senior Notes	Ps 4,500,000	4,500,000

S 42 RETAINED EARNINGS AND CAPITAL RESERVES

On April 27, 2007 the Annual Ordinary Shareholders'''' Meeting approved to increase in Ps. 15 billion (nominal value), the funds authorized to repurchase its own shares, bringing the total maximum amount to Ps. $ 23,046,597 (nominal value).

From January through December 2008, the Company acquired 796.7 million L shares for Ps 12,764,130 and 8.6 million A shares for Ps. 107,711.

From January through December 2007, the Company acquired 839.9 million L shares for Ps 15,729,975 (historical cost of Ps. 15,423,889) and 2.8 million A shares for Ps. 52,864 (historical cost of Ps. 51,902).

The Company''''s repurchased shares are applied to unappropiated retained earnings, in the amount exceeding the portion of the capital stock, corresponding to the repurchased shares.

S 104 EMPLOYEES BENEFITS

This item includes the projected net assets as of December 2008 and 2007 pursuant to Mexican FRS D-3 "Employees Benefits", effective as of January 1, 2008, issued by the Mexican Council for Research and Development of Financial Reporting Standards (CINIF) and Bulletin D-3 "Labor Obligations" effective as of December 31, 2007, respectively.

S 87 OTHERS

In this item there are included the inventories for telephone plant operation, which are valued by the average cost method and were updated in 2007 based on the specific index method, without exceeding their market value.

S 58 OTHER CURRENT LIABILITIES

As of December 31, 2008 and 2007, this item rose to Ps. 10,899,412 and Ps. 11,976,061 respectively and is comprised as follows:
	2008	2007
Accounts payable	Ps. 8,407,821	Ps 10,280,838
Other accrued liabilities	711,476	658,417
Deferred credits	1,780,115	1,036,806

S 66 DEFERRED TAXES

From 2008, this item includes the liabilities for the deferred employee profit sharing, pursuant to Mexican FRS D-3, which establishes that employee profit sharing must be recognized based on the assets and liabilities method established by Mexican FRS D-4 "Taxes on Profits" effective as of January 1, 2008. The initial effect of the recognition of the deferred employee profit sharing, net from its deferred income tax, was recognized to retained earnings without affecting results in 2008.

S 91 EMPLOYEE BENEFITS

This item includes the actuarial obligations for labor termination as of December 2008 and 2007, pursuant to Mexican FRS D-3 and Bulletin D-3, respectively.

STATEMENT OF CHANGES IN FINANCIAL POSITION

The statement of changes in financial position (B-12) as of December 31, 2008 is not presented, since based on Mexican FRS B-2 "Cash Flow Statement" issued by the CINIF and effective as of January 1, 2008, Bulletin B-12 was replaced by the cash flow statement.

According to transition rules of Mexican FRS B-2, application of such rules is prospective, so that the financial statements prior to 2008 that are presented in a comparative basis, must be the statement of changes in financial position prepared under Bulletin B-12.

C 39 OTHER ITEMS

This item includes net change in assets and liabilities of discontinued operations of 2007 for P. 20,070,079.

RATIOS

P 08 INVENTORY TURNOVER RATE-COST

EMISNET automatically calculates the inventory turnover rate by dividing the cost of sales and services (Ref. R 2) by the inventories for sale (Ref. S 6), affecting the actual inventory turnover rate.

RECLASIFICATIONS

Certain 2007 financial statements have been reclassified to conform the presentation used for the year 2008.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	117,534,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, S.A. de C.V.	Software development, sales & management	60,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A. de C.V.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	120,296,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

---

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	450	45.00	510,138	726,342
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	104,189
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	0
TM and MS, LLC	Internet portal (Prodigy MSN)	1	50.00	29,621	156,541
Eidon Software, S.A. de C.V.	Software development	39,096,742	25.00	39,097	106,395
TOTAL INVESTMENT IN ASSOCIATES				1,307,276	1,093,467
OTHER PERMANENT INVESTMENTS					124,666
T O T A L				1,307,276	1,218,133

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

Credit Type / Institution	Foreign Institution	Signature date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	11/05/01	22/04/09	2.30	0	0	0	0	0	0	0	7,089	0	0	0	0
EXPORT DEVELOPMENT C. (1)	Y	16/03/06	22/01/14	2.09	0	0	0	0	0	0	0	140,454	154,708	154,708	112,740	126,992
JAPAN BANK INT. COOP. (1)	Y	27/03/03	10/10/09	2.63	0	0	0	0	0	0	0	1,160,449	0	0	0	0
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/07	10/03/18	2.10	0	0	0	0	0	0	0	857,435	857,435	857,435	857,435	3,813,237
NATIXIS (3)	Y	28/02/86	31/03/22	2.00	0	0	0	0	0	0	0	28,339	28,338	28,339	28,338	158,527
SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/07	22/02/10	8.60	0	0	1,500,000	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/08	13/06/14	1.78	0	0	0	0	0	0	0	0	0	0	0	676,915
BBV ARGENTARIA (6)	Y	12/02/08	18/02/14	1.16	0	0	0	0	0	0	0	0	0	0	0	2,985,669
BBVA BANCOMER (4)	N/A	26/02/07	26/02/10	8.64	0	0	1,300,000	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/10	1.63	0	0	0	0	0	0	0	0	3,384,575	0	0	0
BBVA BANCOMER (2)	Y	30/06/06	30/06/12	1.68	0	0	0	0	0	0	0	0	0	0	3,384,575	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/09	1.63	0	0	0	0	0	0	0	17,599,790	0	0	0	0
CITIBANK, N.A. (2)	Y	11/08/06	20/10/11	1.68	0	0	0	0	0	0	0	0	0	13,538,300	0	0
CITIBANK, N.A. (2)	Y	11/08/06	11/08/13	1.75	0	0	0	0	0	0	0	0	0	0	3,158,937	6,317,873
CISCO SYSTEMS (3)	Y	25/04/07	19/11/13	4.50	0	0	0	0	0	0	0	189,536	189,536	189,536	162,460	135,383
OTHER
TOTAL BANKS					0	0	2,800,000	0	0	0	0	19,983,092	4,614,592	14,768,318	7,704,485	14,214,596

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 2/3-4(3)	N/A	31/05/02	31/05/12	10.14	0	400,000	0	0	300,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/06	15/09/11	8.72	0	0	0	500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/07	16/03/37	8.36	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07/2 (4)	N/A	23/04/07	16/04/12	8.59	0	0	0	0	4,500,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/08	05/04/18	8.27	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 0108 (3)	N/A	10/12/08	04/02/09	9.98	0	2,500,000	0	0	0	0	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/05	27/01/15	5.50	0	0	0	0	0	0	0	0	0	0	0	10,808,979
4 3/4 SENIOR NOTES (3)	Y	27/01/05	27/01/10	4.75	0	0	0	0	0	0	0	0	12,861,385	0	0	0
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/06	31/01/16	8.75	0	0	0	0	0	4,500,000	0	0	0	0	0	0
SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	2,900,000	0	500,000	4,800,000	11,100,000	0	0	12,861,385	0	0	10,808,979

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)					0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST (S26)		0	0	0	0	17,698,221	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES WITHOUT COST					0	17,698,221	0	0	0	0	0	0	0	0	0	0

TOTAL					0	20,598,221	2,800,000	500,000	4,800,000	11,100,000	0	19,983,092	17,475,977	14,768,318	7,704,485	25,023,575

Notes:

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  6 months Libor rate plus margin
  3 months Libor rate plus margin
  Fixed Rate
  28 days TIIE rate plus margin
  91 days TIIE rate plus margin
  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 1.7500 at December 31, 2008

- Libor at 3 months in US dollars is equivalent to 1.4250 at December 31, 2008

- TIIE at 28 days is equivalent to 8.6886 at December 31, 2008

- TIIE at 91 days is equivalent to 8.7435 at December 31, 2008

- Libor at 3 months in JPY is equivalent to 0.8325 at December 31, 2008

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2008 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	6,034,576	13.54
EURO (EUR)	14,202	19.14
JAPANNESE YEN (JPY)	19,891,200	0.15

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	183,208	2,480,326	0	0	2,480,326

LIABILITIES	6,235,187	84,413,828	240,617	3,257,545	87,671,373
SHORT-TERM LIABILITIES	1,674,559	22,670,682	2,093	28,336	22,699,018
LONG-TERM LIABILITIES	4,560,628	61,743,146	238,524	3,229,209	64,972,355

NET BALANCE	(6,051,979)	(81,933,502)	(240,617)	(3,257,545)	(85,191,047)

Notes:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:
CURRENCY	E.R.
DOLLAR (USD)	13.54
EURO	19.14
JAPANESE YEN	0.15

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSETS) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT (ASSET) LIABILITIES

TOTAL					0

FIGURES FOR INFORMATION PURPOSES:
CAPITALIZED MONETARY GAIN

Notes:

Not applicable

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

Final printing

---

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2008, the Company has complied with such restrictive covenants.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

Final printing

---

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

Final printing

---

DOMESTIC	MAIN SUPPLIERS	IMPORT	MAIN SUPPLIERS	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

 Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	48,982,383	0.0
LONG DISTANCE SERVICE	0	20,532,314	0.0
INTERCONNECTION	0	19,139,692	0.0
CORPORATE NETWORKS	0	12,219,402	0.0
INTERNET	0	13,168,270	0.0
OTHERS	0	6,048,153	0.0
FOREIGN SALES
NET SETTLEMENT	0	3,339,783	0
LONG DISTANCE SERVICE	0	662,936	0
OTHERS	0	12,302	0
TOTAL		124,105,235

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT
NET SETTLEMENT	0	3,339,783
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	662,936
OTHERS	0	12,302
TOTAL		4,015,021

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

---

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	407,466,127	0	0	407,466,127	1,760	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	10,032,991,151	0	0	10,032,991,151	43,318	0
TOTAL			18,555,053,360	0	8,114,596,082	10,440,457,278	80,113	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,555,053,360

NOTES:
The nominal value per share is $0.0043175625 MXN

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

Final printing

---

ITEM	Thousand of Mexican Pesos
	4th. Quarter 08 Oct-Dec	% of Advance	Amount used 2008	Budget 2008	% of Advance

DATA	2,017,989	72.8	5,249,506	2,772,833	189.3
INTERNAL PLANT	112,072	39.7	226,310	282,139	80.2
NETWORKS	235,163	31.4	691,601	749,801	92.2
TRANSMISSION NETWORK	400,981	30.8	1,198,512	1,301,663	92.1
SYSTEMS	87,312	24.8	159,262	351,736	45.3
OTHERS	1,411,234	70.8	2,431,715	1,992,024	122.1
TELMEX USA	22,015	9.7	124,080	228,000	54.4

TOTAL INVESTMENT TELMEX MEXICO	4,286,766	55.8	10,080,986	7,678,196	131.3

 ---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

Final printing

---

Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transaction. Foreign currency-denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange differences determined from such date to the time foreign-currency-denominated assets and liabilities are settled or translated at the balance sheet date are charged or credited to operations.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

Consolidated

Final printing

---

Complementary information to TELMEX's Fourth Quarter 2008 Report requested by Official Communication No. 151/13202/2008 dated as of November 27, 2008 issued by the Comisión Nacional Bancaria y de Valores (Banking and Securities Commission of Mexico).

The Comisión Nacional Bancaria y de Valores has requested to Teléfonos de México, S.A.B. de C.V. (TELMEX or the Company) and, we understand that also to all other issuers registered in the Registro Nacional de Valores (National Securities Registry) and whose shares are listed on the Bolsa Mexicana de Valores, S.A.B. de C.V., information related to the use of derivative instruments. Given the conditions of volatility in the markets and that the Comisión Nacional Bancaria y de Valores considers of particular importance that the investors are aware of the participation of public companies in transactions with derivative instruments either to increase their profitability or have specific hedges regarding any risk, the disclosure of additional and complementary information is required in accordance with this form. This complementary report is based on the specific requirements of the Comisión Nacional Bancaria y de Valores and is limited to meet such requirements without prejudging over its source or the need to disclose this information periodically, as long as there are no permanent rules from the Comisión Nacional Bancaria y de Valores.

Derivative Instruments

As of December 31, 2008, the Company had cross currency swap agreements for U.S.$5,451 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of U.S.$1,750 million and bank loans with maturity from 2009 to 2018 for a total amount of U.S.$3,701 million (with Libor interest rate plus a spread). These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of 10.6889 Mexican pesos per US dollar, as well as to set a fixed rate of 7.52% and 8.57% for the bonds, respectively, and an average interest rate of 28-day TIIE less 23 basis points for the bank loans.

Additionally, the Company had interest rate swaps in Mexican pesos for Ps.$23,752 million to hedge the floating rate risk in local currency fixing it at an average of 8.19%, as well as interest rate swap agreements in U.S. dollars for U.S.$100 million to hedge our floating rate U.S. dollar debt, fixing it at 4.47%.

These transactions have been carried out based on the Company's policies, strategies and guidelines that are explained below.

I. Qualitative and quantitative Information

i. Policies for using of derivative instruments

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  instruments for purchasing US dollars at a specified future time (forwards);
  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and
  instruments to fix the floating interest rates of the debt (interest rate swaps).

Hedge strategies

When the market conditions are favorable, the Company's Management determines the amounts and objective parameters to be considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, maintaining a solid and healthy financial structure.

These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

Trading markets and eligible counterparts

The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with the counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries, also, in certain transactions the counterpart is able to act as valuation agent under the applicable documentation, when it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for their knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company's Chief Financial Officer.

Existence of a independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the international financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company's cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

In the fourth quarter of 2008, we have recognized an accrued net credit position of Ps$15,836 million for the exchange rate hedges and an accrued net debit position of Ps.$981 million for interest rate hedges in the income statement.

In the fourth quarter, we had early termination of interest rate and cross currency swap agreements with a net notional amount of U.S.$130 million, with which we obtained a profit of Ps.$333 million. In the forth quarter, there have not been any margin calls.

To date, there has not been any breach in the terms and conditions of the respective agreements.

v. Quantitative information

See TABLE 1 attached.

II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands as of December 31, 2008

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of the Underlying Asset Variable of Reference		Reasonable Value		Maturity Amounts per year	Collateral/Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (principal and interests
Cross Currency Swap	Hedging	USD 5,265,168	USD 5,395,168	TIIE 8.6886 EXCHANGE RATE 13.5383	TIIE 8.6550 EXCHANGE RATE 10.7919	MXN 19,881,682	MXN 1,618,084	(1)

Forwards	Hedging	USD -	USD 976,000	LIBOR 13.5383	LIBOR 10.7919	-	121,384	(2)

Subtotal		5,265,168	6,371,168			19,881,682	1,739,469

Cross Currency Swap	Hedging	YEN 19,891,200	YEN 19,891,200	TIIE 8.6886 EXCHANGE RATE 0.1501	TIIE 8.6550 EXCHANGE RATE 0.1017	1,031,481	52,084	(3)

Exchange Rate Hedges (interests only)
Cross Currency Coupon Swap	Hedging	USD 350,000	USD 350,000	TIIE 8.6886 EXCHANGE RATE 13.5383	TIIE 8.6550 EXCHANGE RATE 10.7919	(94,514)	68,587	(4)

Interest Rate Hedges (floating rate to fixed rate)
Interest Rate Swap	Hedging	MXN 23,752,125	MXN 23,752,125	TIIE 8.6886	TIIE 8.6550	MXN (369,514)	MXN 311,118	(5)
Interest Rate Swap	Hedging	USD 100,000	USD 100,000	LIBOR 1.4250	LIBOR 3.1200	(30,246)	10,195	(6)

TOTAL 20,418,889 2,181,452

(*) Of our hedge agreements, 62.6% of the total hedged amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD$290 millon.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE-23 bp and with an average life of 5 years.

(2) This forward position matured in November 2008.

(3) These swaps hedge debt position in yens, with the obligation of paying in Mexican pesos $2,000 million (equivalent to USD$186) at a floating rate and mature in February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE-319 bp and with maturities up to 2010.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.19% and with an average life of 7 years.

(6) These agreements hedge debt position in US dollars at a floating rate, fixing it at an average of 4.47% and mature in August 2009.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

---

ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD ING. JAIME CHICO PARDO AV. PASEO DE LAS PALMAS No. 750 - 7TH. FLOOR, COL. LOMAS DE CHAPULTEPEC 11000 MEXICO, D.F. 56 26 37 04 52 82 82 jchico@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS SUPERVISOR

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPOSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2008

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

---

POSITION	NAME

CHAIRMAN OF THE BOARD	ING.	JAIME	CHICO	PARDO

CO-CHAIRMAN	LIC.	CARLOS	SLIM	DOMIT
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	JOHN	STEPHENS
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	AGUSTIN	FRANCO	MACIAS
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2009.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2008.